

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2024

Bharatt Chowrira
Chief Financial Officer
PureTech Health plc
6 Tide Street, Suite 400
Boston, MA 02210

      Re: PureTech Health plc
          Form 20-F for the fiscal year ended December 31, 2023
          Filed April 25, 2024
          File No. 001-39670

Dear Bharatt Chowrira:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Charles Sherwood